FORM 51-901F

QUARTERLY REPORT

quarterly

Incorporated as part of: ______x_____ **SCHEDULE A**

____________ **SCHEDULES B & C**

ISSUER DETAILS:

BPI INDUSTRIES INC.
#910 – 510 Burrard Street
Vancouver, BC V6C 1V5

Telephone: (604) 685-8688
Fax: (604) 683-1797

Contact Person:	Jim Azlein
Contact's Position:	Director
Contact Telephone Number:	(604) 685-8688
For Quarter Ended:	January 31, 2002
Date of Report:	March 28, 2002

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name:	Jim Azlein	"Jim Azlein"
Date Signed:	March 28, 2002	Signature
Director Full Name:	Keith Ebert	"Keith Ebert"
Date Signed:	March 28, 2002	Signature

FORM 51-901F
QUARTERLY REPORT
quarterly

Incorporated as part of: **SCHEDULE A**
_x_ SCHEDULES B & C

ISSUER DETAILS:

BPI INDUSTRIES INC.
#910 – 510 Burrard Street
Vancouver, BC V6C 1V5

Telephone: (604) 685-8688
Fax: (604) 683-1797

Contact Person:	Jim Azlein
Contact's Position:	Director
Contact Telephone Number:	(604) 685-8688
For Quarter Ended:	January 31, 2002
Date of Report:	March 28, 2002

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name:	Jim Azlein	"*Jim Azlein*"
Date Signed:	March 28, 2002	Signature
Director Full Name:	Keith Ebert	"*Keith Ebert*"
Date Signed:	March 28, 2002	Signature

BPI INDUSTRIES INC.
Quarterly Report
January 31, 2002

SCHEDULE B - SUPPLEMENTARY INFORMATION

1. *For the current fiscal year-to-date*:

a) Deferred costs - exploration and development:

	January 31, 2002	July 31, 2001
	$	$
Illinois Basin Methane Project		
Acquisition costs	4,145,104	587,890
Development costs	39,583	1
	4,184,687	587,891
Oil Operations - Wayne County		
Acquisition costs	15,633	15,633
Development costs	-	-
	15,633	15,633
Total Oil and Gas Properties and Deferred Costs	4,200,320	603,524

b) General and administrative expenses:

	$
Office supplies and miscellaneous	13,494
Telephone	10,102
Printing	8,498
Courier	2,609
Administrative	-
	34,703

2. *Related party transactions:*

	$
Reimbursements to the President for travel and office expenses	14,174

BPI INDUSTRIES INC.
Quarterly Report
January 31, 2002

3. *Summary of securities issued and options granted during the period:*

a) Securities issued:

Type of Issue	Number of Shares	Price per Share	Gross Proceeds
		$	$
Private placement	1,025,000	2.00	2,050,000
Options exercised	40,000	0.50	20,000
Private placement	114,000	1.05	119,700
Warrants exercised	30,000	0.56	16,800
	1,209,000		2,206,500

b) Options granted:

Date Granted	Granted To	Number of Options	Option Price	Expiry Date
			$	
01/10/2002	Sean Shanahan	200,000	1.20	01/10/2007
01/10/2002	James Azlein	400,000	1.20	01/10/2007
01/10/2002	Harcharnjit Brar	100,000	1.20	01/10/2007
01/10/2002	Keith Ebert	100,000	1.20	01/10/2007
01/10/2002	Mar Bergstrom	50,000	1.20	01/10/2007
01/10/2002	John Dipre	100,000	1.20	01/10/2007
01/10/2002	Joe Cooper	25,000	1.20	01/10/2007
01/10/2002	William Ginn	25,000	1.20	01/10/2007
01/10/2002	Clyde House	25,000	1.20	01/10/2007
01/10/2002	Thomas Kennedy	75,000	1.20	01/10/2007
		1,100,000		

4. *Summary of securities as at January 31, 2002:*

a) Authorized capital — 100,000,000 shares without par value

b) Issued and outstanding: — 17,832,614 common shares

c) Summary of stock options, warrants and convertible securities outstanding:

Type of Issue	Number Outstanding	Exercise Share	Expiry Date
		$	
Options	50,000	0.50	02/23/2004

	50,000	0.50	03/11/2005
	480,000	0.80	01/15/2006
	1,100,000	1.20	01/10/2007
	1,680,000		

Type of Issue	Number Outstanding	Exercise Share	Expiry Date
		$	
Warrants	2,570,000	0.56	10/31/2002
	240,000	2.00	02/26/2003
	152,000	2.35	05/15/2003
	30,300	2.00	05/15/2003
	22,800	1.31	09/27/2003
	3,015,100		

d) Shares in escrow: NIL
Shares subject to pooling: NIL

5. *Directors and officers:*

James G. Azlein - President and director
Keith Ebert – Vice President and director
Harcharnjit Brar - Treasurer and director
Costas Vrisakis - Director
Sean Shanahan – Director

SCHEDULE C - MANAGEMENT DISCUSSION

Description of Business

BPI Industries Inc. is an oil and gas development company listed on the Canadian Venture Exchange under the symbol BPR. The Company has been engaged in the exploration and development coalbed methane (CBM) in the Illinois Basin, in southern Illinois, since 1996 and this continues to be the Company's main focus.

During the quarter, the Company held its Annual General Meeting on November 26, 2001. Prior to the meeting, Mr. Gondi, Chairman and Mr. Huber, Corporate Secretary both withdrew their names as candidates for the Board. Mr. Shanahan, currently Vice President, Desjardins Securities was elected to the Board.

As per the Company's new stated objectives of transitioning the Company from a holding company to a fully operational Natural Gas Exploration and Development company, bringing in qualified operational and advisory personnel, the Company hired Keith Ebert, P.Eng as Vice President for Corporate Development and Finance. The Company also made three initial appointments to its new Advisory Board; Mr. Joe Cooper, Mr. William Ginn and Mr. Clyde House. The Company also appointed Mr. Costa Vrisakis to the Board filling the position left vacant by the resignation of Mr. Jasbir Banwait.

ILLINOIS BASIN METHANE PROJECT

The Company continues to work closely with its project manager and operator, Halliburton Energy Services. Halliburton has completed its evaluation of the past work and has issued a preliminary report proposing a plan for the further testing of the Company's acreage.

Halliburton recently presented its specific proposal for a 10 wells test program that Halliburton is recommending to prove up the project reserve base. Halliburton was scheduled to begin testing on site on February 11, 2002, however because of a mild winter, which resulted in the ground not freezing, and rains resulting in a sea of mud, the site has been inaccessible to begin testing. The Company and Halliburton are monitoring the field conditions on a weekly basis and testing can begin as quickly as feasible.

TEGA PETROLEUM, INC.

Tega's oil operations have been shut down for almost three years. The management has this past quarter concentrated on evaluating the Tega assets, liabilities, operations and options related to the future of this subsidiary, which includes resolving all outstanding issues with the State of Illinois.

UNICORN MEDICAL SYSTEMS INC.

As at January 31, 2002, the Company, through its wholly owned subsidiary UMSI, continues to own its 10.99% minority interest in Pyng Medical Corp., a company that has developed a patented and FDA approved medical device called the F.A.S.T.1 ™. The F.A.S.T.1 ™ is a system for Adult Intraosseous Infusion, a proven medical technique for getting drugs or fluids

into the bloodstream. Pyng reports that they continue to work closely with their distributors and state authorities in ensuring approval of the the F.A.S.T.1 ™ procedure. Pyng Medical Corp's fiscal year end was September 30.

Management of BPI will be re-evaluating the suitability of this investment as part of the current focus of the Company.

The Company's investment in Pyng is recorded at the cost.

LIQUIDITY AND SOLVENCY

As at January 31, 2002 the Company had working capital of $176,419.

The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company will need to obtain financing in the future through any or all of 1) joint venturing projects, 2) debt financing, 3) equity financing or other means. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend operations and eventually to forfeit or sell, at fair market value, its interest in its properties. The Company currently has sufficient working capital on hand to meet all ongoing obligations.

RESULTS OF OPERATIONS

During the three month period ending January 31, 2002, the Company had no oil revenue and incurred expenses of $247,624 for an operating loss of $247,376. This compares with oil revenues of $10,168, expenses of $86,643 and an operating loss of $76,026 for the same period in 2001.

The Company announced a private placement on December 6, 2001 for 103,000 units at $0.95 per unit. The unit consisted of a share and a two-year non-transferrable share purchase warrant exercisable at $1.19 per share. The placement provided the Company gross proceeds of $97,850.. A finder's fee of $9,785 was paid in connection with the placement. Funds received from this private placement will be used by the Company to increase working capital and for the continuing development of the Company's Illinois Basin Methane project in southern Illinois.

On January 30, 2002, the Company announced a private placement for 368,421 units at a price of $0.95 per unit. Each unit consists of one share and one non-transferable share purchase warrant for the purchase of one additional share of the Company for a period of two years, at a price of $1.19 per share. The placement provided the Company with gross proceeds of $350,000. Funds from this private placement will be used by the Company for the continuing development of the Company's Illinois Basin Methane project and to increase working capital

During the quarter, the Company terminated its Investor Relations contract with James MacFarlane. As at January 31, 2002, the Company was reassessing its requirements in this area.

BPI INDUSTRIES INC.

Consolidated Financial Statements

January 31, 2002

(Unaudited - See Notice to Reader)

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, British Columbia
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

NOTICE TO READER

We have compiled the consolidated balance sheet of BPI Industries Inc. as at January 31, 2002 and the consolidated statements of operations and deficit and cash flows for the six month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

/s/ "De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 28, 2002

BPI INDUSTRIES INC.

Consolidated Balance Sheets
As at

	January 31, 2002 (Unaudited) $	July 31, 2001 (Audited) $
ASSETS		
Current Assets		
Cash	201,730	410,399
Accounts receivable and prepaid expenses	31,632	27,961
	233,362	438,360
Loan receivable	61,000	61,000
Advances to MMI	-	1,407,856
Oil and gas properties and deferred costs	4,200,320	603,524
Investment in Pyng Medical Corp. (note 5)	448,632	448,632
Property and equipment	463,744	56,857
	5,407,058	3,016,229
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	181,211	33,972
Due to related parties	3,000	3,000
	184,211	36,972
Liability to issue shares (note 6)	423,558	14,000
	607,769	50,972
SHAREHOLDERS' EQUITY		
Share capital	18,825,311	16,618,811
Deficit	(14,026,022)	(13,653,554)
	4,799,289	2,965,257
	5,407,058	3,016,229

See notes to consolidated financial statements

BPI INDUSTRIES INC.
Consolidated Statements of Operations and Deficit

	For the three months ended January 31,		For the six months ended January 31,	
	2002	2001	2002	2001
	$	$	$	$
Revenue				
Oil revenue	-	10,168	-	18,568
Lease operating costs	(5)	(10,366)	(473)	(15,504)
Gross margin	(5)	(198)	(473)	3,064
Interest and other income	253	10,815	1,290	11,181
	248	10,617	817	14,245
Expenses				
Administrative	25,200	-	30,200	-
Amortization	26,001	3,143	51,468	6,273
Capital tax	-	597	-	597
Consulting	22,715	9,775	34,215	17,275
Foreign exchange loss	1,552	2,081	3,376	4,584
Interest and bank charges	747	(826)	1,267	(638)
Management fees	44,606	(2,275)	44,606	-
Office, telephone and miscellaneous	15,450	2,682	34,703	7,518
Professional fees	(912)	13,570	15,974	24,817
Rent	22,156	3,717	41,630	6,965
Shareholder communications	58,309	43,120	71,041	50,309
Transfer and regulatory fees	4,296	8,897	7,595	12,370
Travel and promotion	25,114	2,162	34,820	5,550
Wages and benefits	2,390	-	2,390	-
	247,624	86,643	373,285	135,620
Net loss for the period	(247,376)	(76,026)	(372,468)	(121,375)
Deficit – beginning of period	(13,778,646)	(13,676,355)	(13,653,554)	(13,631,006)
Deficit – end of period	(14,026,022)	(13,752,381)	(14,026,022)	(13,752,381)
Loss per share	$ (0.01)	$ (0.00)	$ (0.02)	$ (0.01)

See notes to consolidated financial statements

BPI INDUSTRIES INC.
Consolidated Statements of Cash Flows

	For the three months ended January 31, 2002 $	For the three months ended January 31, 2001 $	For the six months ended January 31, 2002 $	For the six months ended January 31, 2001 $
Cash Provided by (Used for):				
Operating Activities				
Net loss for the period	(247,376)	(76,026)	(372,468)	(121,375)
Adjustment for items not involving cash:				
Amortization	26,001	3,143	51,468	6,273
Foreign exchange on capital assets	-	-	-	342
	(221,375)	(72,883)	(321,000)	(114,760)
Changes in non-cash working capital items:				
Accounts receivable and prepaids	(290)	27,417	(3,671)	40,713
Accounts payable	122,465	(70,837)	147,239	(64,388)
	(99,200)	(116,303)	(177,432)	(138,435)
Financing Activities				
Net advances to related parties	-	4,000	-	3,103
Cash proceeds from exercised warrants	16,800	-	16,800	-
Cash proceeds from private placement	-	-	119,700	1,170,000
Cash proceeds from exercised options	10,000	-	20,000	20,000
Cash advances on private placement	409,558	-	409,558	-
Cash advances on exercised options	-	95,000	-	95,000
	436,358	99,000	566,058	1,288,103
Investing Activities				
Acquisition of capital assets	(8,107)	(187)	(8,107)	(187)
Advances to MMI	-	-	(390,848)	-
Oil and gas property expenditures	(188,974)	(127,706)	(198,340)	(127,706)
Cash of MMI acquired at acquisition	(142)	-	-	-
	(197,223)	(127,893)	(597,295)	(127,893)
Net cash inflow (outflow) during the period	139,935	(145,196)	(208,669)	1,021,775
Cash – beginning of period	61,795	1,222,426	410,399	55,455
Cash – end of period	201,730	1,077,230	201,730	1,077,230

Supplementary Disclosure of Non-Cash Investing Activity

During the period ended January 31, 2002, the Company issued 1,025,000 common shares valued at $2,050,000 to acquire all the issued and outstanding shares of MMI. Refer to note 3.

During the period ended January 31, 2001, the Company deferred $942 in amortization on capital assets to oil and gas properties and deferred costs.

See notes to consolidated financial statements

1. NATURE OF OPERATIONS

The Company's major activity is the exploration and development of its coal bed methane project. The recoverability of amounts shown for its development properties is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and therefore has relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's consolidated interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

2. ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The accompanying unaudited consolidated interim financial statements of BPI Industries Inc. are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These interim financial statements should be read in conjunction with the Company's annual audited financial statements dated July 31, 2001. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results of the six months ended January 31, 2002 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for the full year.

3. ACQUISITION OF OIL AND GAS PROPERTIES

On August 9, 2001, the Company acquired all the issued shares of Methane Management, Inc. ("MMI") the Company's 50% joint venture partner in its Illinois Basin Methane Project, by the issuance of 1,025,000 shares valued at $2.00 per share ($2,050,000), being the fair market value of the Company's shares as traded on the Canadian Venture Exchange on August 9, 2001. The parties to the transaction had however, earlier agreed on an valuation of $3.05 per share ($3,126,250). This acquisition results in the Company currently owning a 100% working interest in this project.

MMI is a holding company and its sole asset was its 50% interest in its Illinois Basin Methane Project and the Company does not have any other operations. The excess of the purchase price paid for MMI of $2,049,858 over its net book value has been assigned to the Company's Illinois Basin Methane Project.

The acquisition costs of $2,050,000 are not deductible for income tax purposes.

3. ACQUISITION OF OIL AND GAS PROPERTIES *(continued)*

Balance sheet at date of acquisition of MMI (in CDN dollars)

	$
ASSETS	
Cash	142
Illinois Basin Methane Project and related equipment	1,798,703
Total assets	1,798,845
LIABILITIES AND SHAREHOLDERS' EQUITY	
Notes and advances payable	1,798,703
Shareholders' equity	142
Total liabilities and Shareholder's equity	1,798,845

4. CONTINGENCIES

The Company's wholly-owned subsidiary, MMI had entered into a settlement agreement with its attorneys for fees incurred by them for MMI and its predecessor companies for the acquisition of the Illinois Basin Methane Project and the subsequent settlement of interests in this project of MMI and its predecessor companies and the Company.

The attorneys have claimed U.S. $300,000 as an amount outstanding, which inclusive of all other legal bills paid to the attorneys by MMI are subject to arbitration. Management has accrued U.S. $100,000 as an estimate of an amount which may be payable.

5. INVESTMENT IN PYNG MEDICAL CORP.

The Company owns a 10.99% interest in Pyng Medical Corp., a private British Columbia company which has developed and is marketing a patented and FDA-approved medical device for Intraosseous Infusion known as the F.A.S.T.1™. Pyng Technology Corp. owns the remaining 89.01% of Pyng Medical Corp. There is no quoted market value for Pyng Medical Corp. and as a result this investment is carried at cost, which is estimated by management to be less than its market value.

6. SUBSEQUENT EVENTS

a) The Company issued 375,000 units at $0.88 per unit in a private placement for which net consideration of $311,708 was received prior to January 31, 2002. Each unit is comprised of one common share and a two year warrant entitling the holder to purchase one additional common share at a price of $1.10 per share. A finder's fee of $11,088 and 44,800 non-transferable warrants was paid in connection with this private placement.

b) The Company issued 103,000 units at $0.95 per unit in a private placement for which consideration of $97,850 was received prior to January 31, 2002. Each unit is comprised of one common share and a two year warrant entitling the holder to purchase an additional common at a price of $1.19 per share. A finder's fee of $9,785 was paid in connection with this private placement.

c) The Company issued 375,000 common shares at $0.56 per share pursuant to the exercise of warrants.

d) Stock options for 100,000 common shares at $0.80 per share were exercised for proceeds of $80,000.

e) The Company proposes to issue 368,421 units at a price of $0.95 per unit in a private placement. Each unit will consist of one share and one non-transferrable share purchase warrant for the purchase of one additional common share of the Company for a two year period at a price of $1.19 per share. This transaction is subject to regulatory consent.